

Ryan Egan · 3rd

 **Stackhouse**

Founder of Stackhouse

Tucson, Arizona Area · 145 connections · **Contact info**

Providing services
Commercial Real Estate and Real Estate
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Featured



Development Deja Vu on Potrero Hill
SocketSite™

Speaking of Potrero Hill parcels which are approved
for development but are on the market rather than...



**Entitled but unbuilt 28-unit Dogpatch condo
project up for sale**
Curbed SF

1001 Texas

Experience



Founder

Stackhouse

May 2017 – Present · 3 yrs 1 mo

Tucson, Arizona Area

Stackhouse is a revolution in minimal, agile, elevated living. Our patent pending, modular construction conforms to existing code and affordable housing requirements while offering residents inexpensive home ownership in high demand areas.

Designated Broker & Owner

A Rising Tide Realty

Mar 2017 – Present · 3 yrs 3 mos

8515 E. Amethyst Ln. Tucson, Az 85750

We are a full service Real Estate Brokerage founded in Tucson Arizona with a focus on Residential Management and Commercial Development.

Retail Specialist

Prime Commercial Real Estate

Jan 2009 – Mar 2017 · 8 yrs 3 mos



Senior Facilities Manager

Brake Masters

Jan 2009 – Mar 2017 · 8 yrs 3 mos

Senior Facilities Manager

Heights Properties LLP

Jan 2009 – Mar 2017 · 8 yrs 3 mos

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Skills & Endorsements

Customer Service · 2

Linda Gerchick, CCIM and 1 connection have given endorsements for this skill

Management · 1

Linda Gerchick, CCIM has given an endorsement for this skill

Real Estate · 1

 Endorsed by **Linda Gerchick, CCIM, who is highly skilled at this**

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